Eton Pharmaceuticals, Inc.

21925 W. Field Parkway, Suite 235

Deer Park, Illinois 60010-7208

May 1, 2023

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arzhang Navai

Re:	Eton Pharmaceuticals, Inc.
Registration Statement on Form S-3
SEC File No. 333-271196

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Eton Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-271196), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time, Tuesday May 2, 2023 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of any securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Geoffrey R. Morgan, counsel to the Company, at (414) 588-2948 or via email at gmorgan@crokefairchild.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Eton Pharmaceuticals, Inc.

By:	/s/ James R. Gruber
Chief Financial Officer and Secretary
(Principal Financial Officer)

cc:	Geoffrey R. Morgan